GLOBAL CONSUMER ACQUISITION CORP.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019
November 16, 2007
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Global Consumer Acquisition Corp. Registration Statement on Form S-1, File No. 333-144799
Dear Mr. Reynolds:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Global Consumer Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:30 p.m. Eastern Time on November 19, 2007, or as soon thereafter as practicable.
     The Company acknowledges that:
     (a) should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and
     (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL CONSUMER ACQUISITION CORP.

/s/ Jason N. Ader By: Jason N. Ader Title: Chairman of the Board

cc:	Edwin S. Kim, Esq. (Securities and Exchange Commission)
Ethan Horowitz (Securities and Exchange Commission)
Scott LaPorta (Global Consumer Acquisition Corp.)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Frank J. Lopez, Esq. (Proskauer Rose LLP)
Gregg A. Noel, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Thomas J. Ivey, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)